

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 23, 2018

<u>Via E-mail</u>
Mr. Dennis M. Loughran
Senior Vice President and Chief Financial Officer
Synalloy Corporation
4510 Cox Road, Suite 201
Richmond, VA 23060

> **RE: Synalloy Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 14, 2017**
> **File No. 0-19687**

Dear Mr. Loughran:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction